APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Good Girls Bread and Beverage to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Good Girls Bread and Beverage competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience.

Our Bakery-to-Pub Concept offers something people in Phoenixville haven't seen before. We are very unique and our menu reaches out to all styles and preferences.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Good Girls Bread and Beverage's management or vote on and/or influence any managerial decisions regarding Good Girls Bread and Beverage.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. Research had been done on the Phoenixville, PA area. Our forecasting was completed based on the yearly sales of the neighboring restaurants, and their product price points. Square footage was taken into account as well. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Good Girls Bread and Beverage is a newly established entity and therefore has no operating history from which forecasts could be projected with.

CHANGES IN ECONOMIC CONDITIONS COULD HURT GOOD GIRLS BREAD AND BEVERAGE

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Good Girls Bread and Beverage's financial performance or ability to continue to operate. In the event Good Girls Bread and Beverage ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Good Girls Bread and Beverage nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Good Girls Bread and Beverage will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Good Girls Bread and Beverage is allowed to stop providing annual information in certain circumstances.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Good Girls Bread and Beverage or management), which is responsible for monitoring Good Girls Bread and Beverage's compliance with the law. Good Girls Bread and Beverage will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Good Girls Bread and Beverage is significantly more successful than your initial expectations.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Good Girls Bread and Beverage to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.